News Release



ZURICH



Zurich completes de-listing from London Stock Exchange

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, October 2, 2006 – Zurich Financial Services (Zurich) has completed the de-listing of its shares from the London Stock Exchange (LSE) effective today. Zurich shares will continue to be listed on the SWX Swiss Exchange and traded on virt-x (ticker symbol: ZURN). Zurich's intention to cancel its secondary listing on the LSE was announced on July 20, 2006.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.